Exhibit 99.1

Investor Services
Computershare Trust Company of Canada 650 de Maisonneuve Blvd. W Suite 700
Montreal, Quebec
H3A 3T2
Telephone 1-877-982-8767 www.computershare.com	Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

January 6, 2026

To:	Canadian Securities Commissions

The Toronto Stock Exchange

The Canadian Depository for Securities Limited

Dear Sirs:

Subject: The Bank of Nova Scotia - Notification of Meeting and Record Date

We advise the following with respect to the Annual and Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	The Bank of Nova Scotia
2.	Date Fixed for the Meeting	:	April 14, 2026
3.	Record Date for Notice	:	February 17, 2026
4.	Record Date for Voting	:	February 17, 2026
5.	Beneficial Ownership Determination Date	:	February 17, 2026
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA0641491075 /064149107
9.	Whether special meeting (as defined in NI 54-101)	:	Yes
10.	Meeting Location	:	Toronto, ON
11.	Issuer sending proxy related materials directly to NOBO	:	No
12.	Issuer paying delivery to OBO	:	Yes
13.	Notice and Access (NAA) Requirements
	NAA for Beneficial Holders	:	Yes
	NAA for Registered Holders	:	Yes

Yours truly,

(Signed)

COMPUTERSHARE TRUST COMPANY OF CANADA

Agent for The Bank of Nova Scotia